UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                        eWorldMedia Holdings, Inc.
                             (Name of Issuer)

                       Common Stock, par value $.001
                      (Title of Class of Securities)

                                300576 10 5
                              (CUSIP Number)

                            Ronald C. Touchard
                         620 Newport Center Drive
                                11th Floor
                         Newport Beach, CA   92660
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              January 6, 2003
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

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CUSIP No.  300576 10 5

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Ronald C. Touchard

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) ____
     (b) ____

3.   SEC Use Only

4.   Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ___

6.   Citizenship or Place of Organization:  USA

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power          2,000,000
     8.   Shared Voting Power        5,689,500
     9.   Sole Dispositive Power     2,000,000
     10.  Shared Dispositive Power   100,000

     The reporting person holds voting proxies on 5,689,500 shares, and his wife holds 100,000 shares.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     7,689,500

12. Check if the Aggregate Amount in Row 11. Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row 11.

     51.2%

14.  Type of Reporting Person (See Instructions)

     IN

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ITEM 1.   SECURITY AND ISSUER

     Common stock, par value $.001 per share
     eWorldMedia Holdings, Inc., a Nevada corporation
     620 Newport Center Drive
     11th Floor
     Newport Beach, CA   92660

ITEM 2.   IDENTITY AND BACKGROUND

     (a)  Ronald C. Touchard
     (b)  President
          eWorldMedia Holdings, Inc.
          620 Newport Center Drive
          11th Floor
          Newport Beach, CA   92660
     (c)  620 Newport Center Drive
          11th Floor
          Newport Beach, CA   92660
     (d)  Not Applicable
     (e)  Not Applicable
     (f)  USA

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The acquisition of common stock was pursuant to a stock-for-stock exchange agreement with the majority owned subsidiary of eWorldMedia Holdings, Inc., where shares of the subsidiary were exchanged for shares of the parent company.

ITEM 4.   PURPOSE OF TRANSACTION

The Shares have been acquired to obtain and exercise control over the issuer. Although the reporting person has no present plan or proposal which would relate to or would result in any of the events listed below, he may in the future adopt plans or proposals relating to or resulting in one of more of such events:
     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the issuer;

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     (f)  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)  Any action similar to any of those enumerated above.

     The reporting person does hold proxies to vote a majority of the outstanding shares of the issuer.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a)  7,689,500                  51.2%

     (b)  Sole Voting Power          2,000,000
          Shared Voting Power        5,689,500
          Sole Dispositive Power     2,000,000
          Shared Dispositive Power   100,000

     (c) All of the shares issued that the reporting person owns or holds proxies for were issued in a stock-for-stock exchange agreement where shares of the majority owned subsidiary were exchanged for shares of the issuer. The closing of the agreement occurred on January 6, 2003.

     (d) Only the right to vote the shares was granted to the reporting person in the proxy signed by individual shareholders. Each of the shareholders still holds the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Individuals that hold more than 5% of the outstanding shares of common stock that have granted voting proxies to the reporting person are Henning D. Morales and G. Richard Burnett.

     (e)  Not Applicable

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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
          RESPECT TO SECURITIES OF THE ISSUER

     The reporting person holds proxies to vote shares of the issuer granted by shareholders of the issuer.

     The reporting person has an employment agreement with the majority owned subsidiary of the issuer. The subsidiary is the operating company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     The form of the proxy issued to the reporting person for the shares issued in the subsidiary and the form of the transfer of proxy to the shares issued pursuant to the stock-for-stock exchange agreement.

                                 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 15, 2003
Date

/s/ Ronald C. Touchard
Signature

Ronald C. Touchard
Name/Title